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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Center for Wound Healing, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

15146F109

(CUSIP Number)

John DeNobile

517 Route 1 South, Suite 3060, Iselin, New Jersey 08830 732-726-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

06/06/2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15146F109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John DeNobile
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 2,374,869
8. Shared Voting Power
9. Sole Dispositive Power
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,374,869
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

Item 1.	Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of Center for Wound Healing, Inc., whose principal executive officers are located at 517 Route 1 South, Suite 3060, Iselin, New Jersey 08830 (the “Issuer”).

Item 2.	Identity and Background.

(a)	The name of the reporting person is John DeNobile (the “Reporting Person”).

(b)	The business address of the Reporting Person is 517 Route 1 South, Suite 3060, Iselin, New Jersey 08830.

(c)	The Reporting Person currently serves as the President for Jed Management Corp., a New York Corporation with an address c/o The Center For Wound Healing, Inc., 517 Route 1 South, Suite 3060, Iselin, New Jersey 08830.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws

(f)	The Reporting Person is a citizen of the United States

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person purchased 74,627 shares of Common Stock and 50,000 Warrants directly from the Issuer for an aggregate purchase price equal to One Hundred Thousand Dollars ($100,000.00). The funds were obtained through a loan from Jed Management Corp.

Item 4.	Purpose of Transaction.

The purpose of the transaction was to invest in the Company and to help provide financing for the Company’s business.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns an aggregate of 2,374,869 shares of Common Stock of the Company (including the 50,000 shares of Common Stock underlying the 50,000 Warrants), representing 10% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-QSB filed June 23, 2006).

(b)	The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 2,374,869 shares of Common Stock owned by the Reporting Person.

(c)	The 74,627 shares of Common Stock and 50,000 Warrants reported herein were acquired by the Reporting Person from the Issuer effective June 6, 2005.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,374,869 shares of Common Stock and 50,000 Warrants owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2006

/s/ John DeNobile
John DeNobile